Superconductor Technologies Inc.

9101 Wall Street, Suite 1300

Austin, TX 78754

December 7, 2016

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Superconductor Technologies Inc.

Registration Statement on Form S-1

File No. 333-214433

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Superconductor Technologies Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective on Thursday, December 8, 2016, at 4:00 p.m. (Washington, D.C. time), or as soon thereafter as may be practicable.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

We request that we be notified of such effectiveness by a telephone call to Matthew O’Loughlin of Manatt, Phelps & Phillips, LLP at (714) 338-2710.

Sincerely,

SUPERCONDUCTOR TECHNOLOGIES INC.

/s/ William J. Buchanan
By: William J. Buchanan
Title: Chief Financial Officer